SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                           APPLICATION OR DECLARATION

                                       on

                                    FORM U-1

                                      under

                 The Public Utility Holding Company Act of 1935

   THE SOUTHERN COMPANY                               SOUTHERN ENERGY, INC.
270 Peachtree Street, N.W.                             900 Ashwood Parkway
  Atlanta, Georgia 30303                                    Suite 500
                                                     Atlanta, Georgia 30338

                         SOUTHERN ENERGY RESOURCES, INC.
                               900 Ashwood Parkway
                                    Suite 500
                             Atlanta, Georgia 30338

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                (Name of top registered holding company parent of
                          each applicant or declarant)

Tommy Chisholm, Secretary                               Marce Fuller, President
The Southern Company                                    Southern Energy, Inc.
270 Peachtree Street, N.W.                              900 Ashwood Parkway
Atlanta, Georgia  30303                                 Suite 500
                                                        Atlanta, Georgia  30338

                   (Names and addresses of agents for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

W.L. Westbrook                                         Marce Fuller, President
Financial Vice-President                               Southern Energy, Inc.
The Southern Company                                   900 Ashwood Parkway
270 Peachtree Street, N.W.                             Suite 500
Atlanta, Georgia  30303                                Atlanta, Georgia  30338

                                John D. McLanahan
                             Robert P. Edwards, Jr.
                              Troutman Sanders LLP
                           600 Peachtree Street, N.E.
                                   Suite 5200
                           Atlanta, Georgia 30308-2216

         Item 1.  Description of the Transaction

         The Southern Company ("Southern"), 270 Peachtree Street, N.W., Atlanta, Georgia 30303, a holding company registered pursuant to the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its subsidiaries Southern Energy, Inc. ("Southern Energy," formerly SEI Holdings, Inc.) and Southern Energy Resources, Inc. ("SERI," formerly Southern Electric International, Inc.), both of 900 Ashwood Parkway, Suite 500, Atlanta, Georgia 30338 ("Applicants"), file this application and declaration in order (a) to extend the authorization conferred by the Commission in The Southern Company, HCAR No. 26468 (February 2, 1996) (the "1996 Order")1 beyond its expiration date of December 31, 2000, (b) to obtain any required authorizations pertaining to the implementation of the plan for the distribution during calendar year 2001 of the voting securities of Southern Energy by Southern to the common stock shareholders of Southern (the "Distribution") and (c) to obtain any required authority for Southern to be permitted to make and retain investments in EWGs, FUCOs and Energy-Related Companies as defined by 17 C.F.R. ss. 250.58 (hereinafter collectively "Exempt Projects") through intermediate subsidiaries


_____________________
1 By order dated February 2, 1996 (HCAR No. 26468), the Commission authorized the Applicants to carry out the restructuring and consolidation of Southern's interests in exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs") and certain other non-utility activities under Southern Energy. Southern Energy was authorized to acquire Southern Energy North America, Inc. and SEI Europe, Inc., the umbrella companies for Southern Energy's domestic and certain foreign operations, respectively. Southern Energy also was authorized to acquire additional direct or indirect subsidiaries ("Intermediate Subsidiaries") to acquire and hold EWGs, FUCOs and companies that derive or will derive substantially all of their revenues from energy related businesses ("Energy-Related Companies"). In addition, Southern Energy was authorized to acquire the shares of SERI and the securities of one or more direct or indirect subsidiaries ("Special Purpose Subsidiaries") organized to engage in the project development and service activities in which SERI previously had been authorized to engage in HCAR No. 26212 (December 30, 1994), discussed in fn. 2, infra. Applicants request that Southern's authority to retain subsidiaries with this business structure be extended through June 30, 2005.

subject to the terms, conditions and requirements imposed by the 1996 Order, including the terms and conditions of HCAR No. 26212 (December 30, 1994),2 through June 30, 2005.

         Southern and Southern Energy's activities under the 1996 Order have resulted in Southern Energy growing into a major energy business that is structurally separate from the public utility company operations of Southern. As of March 31, 2000: (a) the total assets associated with Southern's integrated public utility system operations in the states of Alabama, Florida, Georgia and Mississippi had a book value of $25 billion; (b) the book value of Southern Energy's total assets was $13.9 billion; (c) calculated in accordance with Rule 53, Southern's "aggregate investment" in the EWG and FUCO operations of Southern Energy was $2.75 billion; (d) as of December 31, 1999, the budgeted construction expenditures for calendar year 2000 were approximately $0.58 billion for Southern Energy and $2.44 billion for the Southern system, excluding Southern Energy; and (e) Southern Energy's budgeted construction expenditures were approximately $1.0 billion in 2001 and $1.2 billion in 2002.

         Southern Energy's business, which has grown significantly in size in recent years, is a high growth business with enormous capital requirements. In order to compete effectively, Southern Energy must raise capital by relying upon a relatively high degree of debt leverage. Southern's traditional public utility business, however, also faces increased capital requirements which must be satisfied at the lowest reasonable cost consistent with applicable regulatory requirements.

         The purpose of the transactions described herein is to permit Southern Energy to raise the capital needed to conduct its existing authorized business

____________________________
2 By order dated December 30, 1994 (HCAR No. 26212), Southern Electric International, Inc. (now SERI) was authorized to engage in preliminary project development activities and the sale of operating construction, project management, administrative and other services to associates and nonassociates.

activities consistent with the ability of Southern to raise the capital required for its integrated public utility company system. Southern has determined that its existing and potential shareholders would prefer the opportunity to select between a predominantly traditional public utility holding company system and an Exempt Project oriented business such as Southern Energy. Southern has determined that the Distribution will result in benefits accruing both to the shareholders of Southern and to the public through an enhancement of Southern's ability to perform its role as a registered public utility holding company. Applicants expect that the benefits to accrue to Southern and its public utility subsidiaries and to Southern Energy through separation will be equivalent to those typical of distributions of business units.3

         1.1 Matters Preceding the Distribution.

         Southern's existing authority under the 1996 Order includes authorization for Southern Energy to form Intermediate Subsidiaries to own the securities of Energy-Related Companies, FUCOs, EWGs and Special Purpose Subsidiaries authorized to engage in Exempt Project development and service functions.4

         Southern and Southern Energy intend to continue to conduct their currently authorized lines of business pending the Distribution. Southern


___________________________
3 Some of these benefits were recently summarized by business management experts retained by the United States Department of Justice in the Microsoft litigation. Affidavit of R. F. Greenhill and J. P. Williams, United States District Court, District of Columbia, Civil Action No. 98-1232
(http://www.usdoj.gov/atr/cases/f4600/4645.htm).

4 The declaration that is effective under the 1996 Order also contemplates Southern Energy issuing equity securities to non-affiliates. In pertinent part, the Declaration rendered effective by the 1996 Order provides as follows: "[t]he primary objective for the reorganization of Southern's ownership interests in Projects is to facilitate Holdings' [Southern Energy's] access to external sources of debt and equity capital.... Specifically Southern envisions that
Holdings or subsidiaries of Holdings may from time to time issue equity and/or debt securities to third persons, i.e., investors and lenders other than Southern. This would enable Holdings to finance at least a portion of its investments in Projects with equity and debt furnished by others, thereby reducing the financing pressures on Southern itself." File No 70-8733, Amendment No. 2, at 3-4. See also Allegheny Power Systems, HCAR No. 26401 (October 22,
1995), at fn. 13, noting that the sale of equity securities by a subsidiary of a registered holding company equivalent to Southern Energy is exempt from Section 6(a) of the Act by virtue of 17 C.F.R. ss.ss.250.52(b).

Energy's routine business activities have substantial capital requirements which it will satisfy in part through securities issuances. In addition, pending the Distribution, Southern and Southern Energy intend to reorganize Southern and Southern Energy's Exempt Project activities so that, after the Distribution, Southern will retain certain components of the Exempt Project lines of business it now owns through Southern Energy. These Exempt Project components consist of Energy-Related activities authorized by 17 C.F.R. ss. 250.58 ("Rule 58") and FUCO activities deemed to be particularly beneficial to Southern. Southern further intends to achieve that reorganization at a minimal transaction cost through a distribution by Southern Energy to Southern that qualifies as tax-free under Section 355 of the Internal Revenue Code of 1986, as amended ( the "Internal Revenue Code"), of the Exempt Project components to be retained by Southern. Applicants also intend to implement the final Distribution on a tax-free basis in accordance with the requirements of the Internal Revenue Code. Accordingly, Southern Energy and Southern Company Energy Solutions ("Solutions"), a direct subsidiary of Southern conducting Energy-Related operations pursuant to Rule 58, will contribute their energy-management business lines to a subsidiary of a newly formed subsidiary of Southern Energy ("NEWCO"). NEWCO will hold no public utility company subsidiaries or assets. In exchange for its contribution to NEWCO, Solutions will receive up to 20% of the voting stock of NEWCO and, in exchange for contributing SE Finance and Capital Funding (a Southern Energy subsidiary described below) to NEWCO, Southern Energy will receive no less than 80% of the voting securities of NEWCO, the final percentages of ownership to be determined based upon the relative value of the respective contributions to NEWCO. Southern Energy's ownership of NEWCO will be conveyed to Southern in redemption of a special class of preferred stock to be issued by Southern Energy to Southern.

          Each of these steps is described more fully below.

          The effect of these intercorporate transactions, all of which solely involve Exempt Projects, is to enable Southern to retain currently authorized interests in Energy-Related subsidiaries and FUCOs through an intermediate subsidiary following the Distribution and to permit both the preliminary Exempt Project reorganization and the Distribution to comply with Section 355 of the Internal Revenue Code.

         To effectuate the foregoing, Southern and Southern Energy intend to take the following steps5 to prepare for the Distribution.

                  (a) In order to raise funds to support its authorized and existing business activities, Southern Energy will execute a 272,000 to one stock split and register with the Commission 66,700,000 new shares of Southern Energy common stock with an anticipated offering price in the $ 15.00 to $17.00 range. 6 The offering will raise funds for Southern Energy's existing business operations and will reduce Southern's ownership to approximately (but not less than) 80% of the voting stock of Southern Energy.7 Southern Energy will also distribute a single share of a special class of preferred stock to Southern (the "SEI Preferred Stock"). The SEI Preferred Stock will have only the right to be

_________________________
5 Applicants believe that most, if not all, of the steps taken herein fall within the authority conferred pursuant to the 1996 Order; Part 250 of 17 C.F.R. ss.ss. 45, 52, 57, 58, 87; and Sections 32(g) and 33(c) of the Act. Applicants note that affiliate transactions are subject to the general supervision of the Commission under Section 12(f) of the Act. To the extent activities described herein require approval pursuant to any Sections of the Act, Applicants request such approval and demonstrate herein compliance with the established standards of the Act. As shown herein, this Application merely seeks to facilitate the orderly divestiture of a non-public-utility line of business at minimal transaction costs and is therefore wholly consistent with the requirements and standards of the Act.

6 Southern Energy currently has 1,000 shares of common stock with a par value of $1 authorized, issued and outstanding, held with the power to vote by Southern.

7 Each holder of Southern Energy common stock will be entitled to one vote per share. Shareholders will not have the right to accumulate their votes in elections of directors. Holders of common stock will be entitled to dividends on a pro rata basis upon declaration of dividends by the Southern Energy Board of Directors. Dividends will be payable only out of unreserved and unrestricted surplus that is legally available for the payment of dividends. Upon a liquidation of Southern Energy, holders of common stock will be entitled to a pro rata distribution of the assets of Southern Energy, after payment of all amounts owed to Southern Energy's creditors, and subject to any preferential amount payable to holders of preferred stock of Southern Energy, if any.

redeemed for the stock of NEWCO (described in paragraph (b) below). The SEI Preferred Stock will be redeemed prior to the Distribution.

                  (b) In order to facilitate the retention by Southern of currently authorized and existing FUCO and Energy-Related business operations now owned through Southern Energy, Southern Energy will form NEWCO (an Intermediate Subsidiary as defined by and authorized by the 1996 Order).

        In exchange for at least 80% of the voting stock of NEWCO, Southern Energy will contribute the securities of two of its current Intermediate Subsidiaries, SE Finance Capital Corporation ("SE Finance") and Southern Company Capital Funding, Inc. 8 ("Capital Funding"), to NEWCO. Each of these subsidiaries is an Intermediate Subsidiary of Southern Energy authorized under the 1996 Order. The NEWCO group operations do not include high growth businesses and are dominated by traditional public utility assets, including several natural gas distribution systems in the Netherlands that qualify as FUCOs. As of March 31, 2000, Southern Energy's investment in SE Finance totaled $199 million (including retained earnings of $12 million). SE Finance includes an Energy Related Company component and a FUCO subsidiary component. The Energy-Related Company component now includes three Energy-Related subsidiaries, including Southern Energy Carbontronics, L.L.C. and two held by Southern Energy Clairton, L.L.C. Each of these Energy-Related Companies participates in alternative fuel commercialization projects. The book value of the equity investments by SE

_____________________
8 As of March 31, 2000, Southern Energy's investment in Capital Funding was $52.7 million (including retained earnings of $2.3 million). Capital Funding has no subsidiaries.

Finance in these projects as of March 31, 2000 totaled $75 million, of which $13 million was retained earnings.9

         SE Finance, also owns the securities of four FUCOs: EPZ Lease, Inc., Dutch Gas Lease, Inc., SEI Gamog Lease, Inc. and Nuon Lease, Inc. SE Finance's equity investment in these subsidiaries totaled $486 million (including $34 million of retained earnings) as of March 31, 2000. Southern has no investment or "aggregate investment" within the meaning of Rule 53 in these FUCOs.

         Southern Energy has filed notifications of FUCO status with respect to each of these FUCO investments on Form U-57. In December 1996, SE Finance, through its wholly-owned subsidiary EPZ Lease, Inc. and its affiliates, became the sole investor in a lease and leaseback of a 339 MW cogeneration plant located in Moerdijk, Netherlands.10 In December 1998, SE Finance, through its wholly-owned subsidiary Dutch Gas Lease, Inc. and its affiliates, became the sole investor in a sale and leaseback of a natural gas network leased by N.V. Energie Distributiemaatschappig voor Oost en Noord Nederland ("EDON"), a natural gas distribution utility which supplies natural gas to four provinces of the Netherlands. SE Finance has entered into similar natural gas distribution transactions with GAMOG Gelre Flevo Holding, N.V. and GAMOG Gelre Flevo Infra B.V. (collectively "GAMOG") and with NV NUON Energie-Onderneming Voor Gelderland, Heerenveen en Flevoland ("NUON"), which distribute natural gas in several regions of the Netherlands. As noted above, Southern has made no

_______________________
9 These subsidiaries are included in Southern's Quarterly Reports Pursuant to Rule 58, filed on Form U-9C-3. Southern is authorized by Rule 58 to invest up to 15% of its total capitalization in Energy-Related Companies such as Southern Energy Clairton, L.L.C. and Southern Energy Carbontronics, L.L.C. Southern has in excess of $4 billion of authority available under Rule 58.

10 N.V. Elekriciteits Produktiemaatshappij Zuid-Nederland Corporation ("EPZ"), an energy supply company in the Netherlands, is the lessee of the facility, off-taking all of the electricity and a portion of the steam.

investment in the EPZ Lease, EDON, GAMOG or NUON FUCOs and has no "aggregate investment" within the meaning of Rule 53 associated with these FUCOs.

         Southern Energy recently closed debt financings totaling $477 million with respect to the Exempt Project operations of SE Finance. Section 5.11 of the Master Agreement (as herein defined and attached hereto as Exhibit B.1) anticipates Southern making capital contributions authorized by 17 C.F.R. ss. 250.45(b)(4) to SE Finance (or its subsidiary SE Finance Capital Corporation) in the event of a shortfall in the scheduled debt service in each loan repayment period up to the amount of the payments due from Southern under the Southern Company Income Tax Allocation Agreement ("Allocation Agreement") if any such payment shortfall results from a change in law or regulation, a reduction in the U.S. Federal tax rate, a later Internal Revenue Service disallowance or inability of Southern to use the expected tax benefits, a phase out of the
Section 29 tax credits prior to the scheduled expiration date or an amendment of the Allocation Agreement. These assurances of tax benefit sharing are in the form of limited keep-well commitments, the forms of which are included as Exhibits B.8 and B.9 hereto. Applicants propose to include these in a filing pursuant to 17 C.F.R. ss. 250.45(c). Southern proposes to include the maximum potential capital contributions required under these commitments as "aggregate investment" in EWGs and FUCOs for the purposes of Rule 53. As of December 31, 2000, the unamortized balances of these loans will equal $414 million.

        In exchange for not more than 20% of the voting stock of NEWCO, Solutions will contribute to a NEWCO subsidiary energy management lines of business with a valuation at least equal to 5% but not more than 20% of the total valuation of NEWCO. The business lines contributed to NEWCO by Solutions all will qualify for ownership by Southern Energy and its Intermediate Subsidiaries within the terms of the 1996 Order and 17 C.F.R. ss. 250.58.11

        Southern Energy will distribute its securities of NEWCO to Southern in redemption of the SEI Preferred Stock described in paragraph (a) above. The NEWCO group to be retained by Southern includes Energy-Related activities that the Commission has previously determined to be reasonably incidental and economically necessary to the operation of an integrated electric utility system and FUCO operations predominantly consisting of traditional public utility assets.12

                  (c) Southern Energy and Southern will enter into a Master Separation and Distribution Agreement ("Master Agreement")13 and the associated ancillary agreements (the "Ancillary Agreements"), subject to existing authority and rules and regulations of the Commission. The parties may enter into the Master Agreement prior to the distribution of the shares of NEWCO to Southern.

______________________
11 The transaction will enable NEWCO to finance and continue its existing business as an Intermediate Subsidiary under the 1996 Order authorized to own interests in Exempt Projects, including EWG, FUCO and Energy-Related Company subsidiaries. See e.g. 17 C.F.R. ss.ss. 250.52(b) and ss. 250.52(d).

12 Applicants could achieve the same structure without the need for further authority under the 1996 Order through Southern Energy selling its interests in Exempt Projects, retaining only those interests to be retained by the NEWCO group and combining Solutions with the NEWCO group, as authorized under the 1996 Order and Rule 58. In the exercise of its business judgment, Southern has determined that greater value can be achieved through a tax-free distribution of Southern Energy, which consists entirely of Exempt Projects, to its shareholders than through a sale of portions or all of its business.

13 The Master Agreement is appended hereto as Exhibit B.1. It provides for separation of the Southern and Southern Energy businesses prior to the scheduled sale of common stock (the "Separation Date"). Section 5.8 of the Master Agreement obligates the parties to implement the Master Agreement and the Ancillary Agreements (as herein defined) to the fullest extent permitted by their existing authority and to cooperate to the end of achieving any further necessary authority. Section 5.11 of the Master Agreement provides for the distribution of NEWCO (termed "Holdco" in the Master Agreement). Notwithstanding references to the sale of Plant Dahlberg in the Master Separation Agreement, no sale of that plant, or of any public utility assets, to Southern Energy is contemplated at this time. Section 5.13 of the Master Agreement provides that Southern will not cancel any outstanding guarantees, all of which are authorized pursuant to Southern's existing authority, and that Southern will extend credit support to Southern Company Energy Marketing through the Distribution, provided that the aggregate amount of such credit support arrangements shall not exceed $425 million and may be canceled within six months following the Distribution. The credit support provided for is within the existing performance guarantee authority of Southern pertaining to Southern Energy and its subsidiaries. The 1996 Order authorizes Southern to issue performance guarantees up to $800 million through December 31, 2003.

         The Ancillary Agreements appended to the Master Agreement include an Employee Matters Agreement,14 a Tax Indemnification Agreement,15 a Transitional Services Agreement,16 a Confidential Disclosure Agreement,17 a Technology and Intellectual Property Ownership and License Agreement18 and an Indemnification and Insurance Matters Agreement.19 The Employee Matters Agreement assures that affected employees will be covered by benefit plans, but avoids redundant benefit programs. The Tax Indemnification Agreement will be separately filed pursuant to Rule 45(c) of the Act. The Transitional Services Agreement provides for the continuation on an incidental basis of certain services currently provided to Southern Energy, including financial, human resources administration and payroll, accounting and treasury, engineering and technical consulting, information technology, procurement, government relations and legal services, for a term not to exceed two years from the date of the first issuance of Southern Energy common stock to the public. As a result of the incidental nature of the services, neither Southern nor its subsidiaries will incur unreimbursed costs. The Confidential Disclosure Agreement protects certain proprietary information. The Technology and Intellectual Property Ownership and License Agreement documents the intellectual property that Southern and Southern Energy are each authorized to use and does not require any future transfers of intellectual property following the Separation Date. The Indemnification and Insurance Matters Agreement provides for a separation of insurance coverage and for mutual indemnification for claims based upon fault.20

__________________________-
14 Appended hereto as Exhibit B.3.

15 Appended hereto as Exhibit B.4.

16 Appended hereto as Exhibit B.5.

17 Appended hereto as Exhibit B.6.

18 Appended hereto as Exhibit B.2.

19 Appended hereto as Exhibit B.7.

20 Applicants suggest that a claims indemnification agreement of this nature incidental to a genuine transaction does not involve an upstream loan or any extension of credit and is not an "indemnity" within the meaning of Section 12 of the Act. See Mississippi Valley Generating Company, HCAR No. 70-3319 (February 9, 1955) and The Southern Company, HCAR No. 27134 (February 9, 2000) (both construing and applying Section 12(a) of the Act in accordance with Section 1(c) of the Act and the legislative history showing an intent to protect public utility subsidiaries).

         After the Separation Date, the subsidiaries of Southern intend to restrict the services rendered to the Southern Energy group to the services enumerated in the Transitional Services Agreement, which are a subset of the currently authorized services.21 The terms and conditions of the Master Agreement and the Ancillary Agreements, while specific to the circumstances of Southern and Southern Energy, are typical of the terms and conditions associated with corporate distributions of business units to shareholders.22

         Until the Distribution, Southern will own at least 80 percent of the common stock of Southern Energy. Southern Energy will issue up to 20 percent of its common stock to the public in an initial public offering (the "Offering"). Southern Energy intends to issue approximately 58 million shares to the public in the Offering.

                  (d) Southern intends to distribute all (or substantially all) of its voting securities of Southern Energy to Southern's shareholders within twelve months of the initial offering of Southern Energy stock.


_____________________
21 Southern's subsidiaries are authorized under Rule 87 of the Act to provide goods and services at cost to Southern Energy and its subsidiaries in accordance with the limitations imposed by Rule 87. Southern Company Services, Inc. ("Southern Services") is further authorized pursuant to the 1996 Order and HCAR No. 26212 (December 30, 1994) to provide services at cost to SERI. Southern Energy represents less than 3% of the total service billings of Southern Services. Southern anticipates a substantial reduction in the services rendered to Southern Energy following the Separation Date and a further reduction following the Distribution.

22 The recent separations undertaken by Delphi Automotive Systems Corp./General Motors; Williams Communication Group/The Williams Company; Palm Computing, Inc./3 Com; Conoco, Inc./Dupont; and Agilent Technologies/Hewlett-Packard are subject to terms and conditions similar to the Southern/Southern Energy separation.

         1.2      Authority Sought With Respect to the Distribution

         Applicants request that the Commission extend the expiration date of the 1996 Order in order to enable Southern Energy to conduct its operations until June 30, 2003 or the date of the Distribution, whichever is earlier. The Distribution is anticipated to occur during calendar 2001. Applicants will file the reports required concerning investments in Exempt Projects and demonstrate compliance with 17 C.F.R. ss. 250.53 ("Rule 53") and the other outstanding orders of the Commission as required by the 1996 Order on a consolidated basis.

         Southern further requests that the Commission take such action, if any, deemed appropriate and consistent with the Act pursuant to Section 12(f) of the Act23 with respect to the Master Agreement and the Ancillary Agreements, taking into account that Southern Energy will in all probability cease to be an associate company of Southern in 2001.

         1.3      Post Distribution Authority For Southern.

         Southern requests authority through June 30, 2005 to form Intermediate Subsidiaries to invest in Exempt Projects and Special Purchase Subsidiaries. Special Purpose Subsidiaries would perform preliminary project design and development, including acquiring permits and licenses, site options, right-of-way options, preparing and making bids, ordering equipment and posting bid bonds with respect to Exempt Projects and power generation that would be part of Southern's "integrated public-utility system" within the meaning of
Section 2(a)(29)(A) of the Act, together with ancillary facilities, such as facilities for fuel production, conversion, handling, storage and energy

_____________________
23 Section 12(f) of the Act confers plenary jurisdiction upon the Commission over affiliate transactions.

management, control and storage.24 Southern proposes to retain NEWCO in order to continue NEWCO's Exempt Project business operations and for Solutions to retain its interest in NEWCO.

          As noted above, the Exempt Project operations associated with NEWCO do not impose the types of capital requirements as the growth segments retained by Southern Energy. Southern anticipates that power generation requirements in the Southeast may result in the use by Southern of the EWG form of generation ownership, in lieu of ownership by public utilities that engage in the transmission, distribution and retail sale of electric energy, in order to facilitate joint ownership and to improve the liquidity of generation assets, even though the generation owned by such an EWG would serve as part of Southern's traditional public utility operations and would function as part of Southern's integrated power supply. Southern anticipates that its wholesale power requirements will be satisfied in the future by a sixth operating company authorized by the Federal Energy Regulatory Commission. An application to form this company is pending before this Commission. Accordingly, Southern requests authority to contribute the voting securities of NEWCO to any such sixth operating company. Southern's investment in one or more Exempt Projects through subsidiary companies will be subject to the conditions imposed by Rules 5325 and 58 of the Act and subject to compliance with the reporting requirements established by the 1996 Order on a Southern consolidated basis. Southern's business purposes in seeking to retain this flexibility is its need to be able to respond quickly to changing energy needs and market developments. The

________________________
24 Such authority has previously been conferred in HCAR No. 26212 (December 30,
1994) and HCAR No. 26468 (February 2, 1996).

25 HCAR No. 26501 (April 1, 1996) authorized Southern to invest the proceeds of its securities issuances up to a total of 100% of its consolidated retained earnings. Southern proposes to retain the authority extended in that file as it may be modified or extended.

flexibility of organizing and financing Exempt Projects afforded by the 1996 Order will be just as beneficial in the context of the development of projects that effectively serve public utility functions and that hew closely to traditional integrated public utility operations as such flexibility had been in the pursuit of a high growth energy business such as had been undertaken by Southern Energy.

Item 2.           Fees, Commissions and Expenses

         Applicants anticipate that the total fees, commissions and expenses in connection with the Application are $45,000.

Item 3.           Applicable Statutory Provisions

         Applicants submit that the transactions described in this Application are governed by Sections 12 and 13 of the Act. The Act regulates the acquisition and retention of businesses other than integrated public utility system operations, encourages the divestiture of "other" lines of business and imposes no special conditions or requirements pertaining to the divestiture of Exempt Projects or other diversified activities. Southern Energy is neither a "holding company" nor a "public-utility company" within the meaning of the Act.

         Sections 12 and 13 of the Act are aimed at regulating and prohibiting transactions that are "detrimental" to subsidiaries and "unduly" advantageous to holding companies. House Rep. No. 1318, 74th Cong., 1st Sess. (June 24, 1935). Southern seeks to facilitate the speedy and efficient effectuation of the Distribution and to avoid any adverse impact on the system retained by Southern. The authority sought herein has no effect upon public utility company subsidiaries of Southern and only authorizes an efficient means of Southern divesting Exempt Project lines of business that do not involve public utility company operations. Accordingly, the Application does not impinge upon the substantive interests that underpin Sections 12 and 13 of the Act.

         To the extent these transactions are subject to Sections 6 and 9 of the Act, Applicants request such approval and demonstrate compliance with the applicable standards of the Act, including Sections 7, 10 and 11 of the Act.26 With respect to the retained businesses, Applicants are seeking authorizations as have customarily been extended to registered holding companies, which are consistent with the 1996 Order. See e.g., Entergy Corporation, HCAR No. 27039 (June 22, 1999); Cinergy Corp., HCAR No. 26662 (February 7, 1997).

         Applicants represent that the transactions proposed herein will have no effect upon the capitalization of the existing public utility company subsidiaries of Southern, all of which maintain a common equity component of their capitalization in excess of thirty percent. Southern further represents that the Distribution will not cause the common equity component of its consolidated capitalization to fall below thirty percent.27 Satisfaction of Standards Enumerated by Sections 10 and 11 of the Act

         To the extent this Application is subject to Sections 10 and 11 of the Act, the Application readily satisfies those standards because (a) the Application is consistent with the integration provisions of the Act in that it proposes a divestiture of non-utility business operations, (b) the Application does not propose "interlocking relations or the concentration of control of

______________________
26 In adopting and amending Rule 52 of the Act, the Commission preserved its authority to prevent unauthorized diversification through securities issuances, but recognized that it is no longer appropriate for the Commission to regulate the terms, conditions or "quality" of securities issuances by non-public utility subsidiaries and affirmatively relied on the disclosure of securities markets to protect the interests of investors and consumers. HCAR No. 26311 (June 20, 1995), 60 F.R.33634, 33636 (prior Commission approval "no longer necessary"), cited with approval, HCAR No. 26826 (February 26, 1998) at fn. 22.

27 A principal business purpose of the Distribution is to de-couple the high growth business of Southern Energy from Southern's traditional business in order to permit Southern to maintain a traditional capital structure to the extent permitted by the service requirements of its integrated public utility system.

public utility companies;" (c) the Application does not propose any acquisition of public utility assets directly or indirectly through the acquisition of securities or any acquisition of a business not previously retained by Southern; and (d) the Application does not involve minority interests in public-utility companies or other attributes that would "unduly complicate" the capital structure of Southern.28

         As noted above, this Application results from a divestiture of a business line that Southern could sell or otherwise divest in part or in its entirety without the need for authorization under the Act and the proposed continued retention of Exempt Projects previously authorized by the Commission. The divestiture of the majority of Southern Energy's Exempt Project operations in order to enhance Southern's focus on the operations of its integrated utility system business is wholly consistent with the economical operation of an integrated electric utility system.

Indemnification for Claims Subject to Section 12(f).

         Applicants contend that none of the indemnification provisions of the Ancillary Agreements is an "extension of credit or indemnity" within the meaning of the Act and are consistent with the standards of the Act, including Section 12(f) of the Act.29 Section 12 of the Act undertakes to regulate extensions of credit among subsidiaries and their registered holding company systems. An indemnification agreement incidental to a lawful transaction between affiliates would be subject to such conditions as the Commission might prescribe in the

__________________________
28 The retained businesses are all Exempt Projects previously authorized, and the Commission approved an equivalent business structure in the 1996 Order.

29 The term "indemnity" has two general meanings. "Indemnity," 31 Corpus Juris 417, P. 1 ( 1923). One is giving security. The other is satisfying a claim. 31 Corpus Juris 417, P. 1. See also "Indemnify," 31 C. J. 416 ("The word appears to be used in two general senses: First in the sense of giving security; and, second, in the sense of compensating for actual damage.") The single sentence prohibition of section 12(a) prohibits an "indemnity" in the sense of security for a borrowing or an "extension of credit," and does not address payment of a bona fide damage claim.

public interest pursuant to Section 12(f) of the Act. When a party contractually agrees to bear responsibility for a portion of a transaction, the resulting indemnification for claims does not constitute an extension of credit and is not therefore an "indemnity" agreement within the meaning of Section 12(a) of the Act. Section 12(a) absolutely prohibits a registered holding company from borrowing money or receiving an extension of credit or indemnity from a public utility in the same system or from a subsidiary of the holding company. Section 12(a) seeks to protect money raised on the credit of an operating company in order to prevent the "milking" of the operating company. Southern submits that
Section 12(a) does not apply to the proposed indemnities because, in substance, the indemnities do not constitute the type of indemnity prohibited by Section 12(a). Furthermore, none of the purposes identified by the legislative history of the Act generally, or in Section 12 of the Act in particular, would be served by prohibiting Southern and Southern Energy from establishing clear contractual responsibilities for their undertakings and for claims arising from those undertakings. Southern Energy is not a public utility operating company or public utility holding company. Therefore, its indemnification of Southern is not an example of the evil against which the prohibition was directed.

         With respect to the construction of Section 12(a), the Commission has recognized that the creation of bona fide reciprocal obligations does not give rise to the extensions of credit that the Act was intended to prohibit. Mississippi Valley Generating Co. v. United States, 175 F. Supp. 505, 520-21 (Ct. Claims 1959), affirming Mississippi Valley Generating Company, HCAR No. 12794 (1955).

         Applicant's construction of Section 12 is consistent with Section 1(c) of the Act and the legislative history of the Act. The legislative history of the Act indicates a concern with public utility subsidiaries and subsidiary public utility holding companies ("sub-holding companies") lending their credit to a holding company. Although Section 12(a) literally covers all subsidiaries, the legislative history of Section 12(a) indicates that "subsidiaries" were included within the prohibition of upstream loans to holding companies in order to capture both public utility operating companies and sub-holding companies that were their parents, and not non-public utility company operations. Report of National Power Policy Committee on Public Utility Holding Companies, 74th Cong. 1st Sess., H. Rep. No. 137 (March 12, 1935) ("Holding companies should immediately be prevented from borrowing from sub-holding companies or from operating companies in the same holding company system."). See also 74th Cong. 1st Sess. Cong. Record, June 27, 1935, at 10323 ("Loans by operating companies are sometimes called upstream loans."); House. Rep. No. 1318, 74th Cong. 1st Session, June 24, 1935 (characterizing the "flat prohibition" of Section 12(a) as applying to public-utility company "upstream loans" and stating that "[r]egulation of intercompany transactions is provided to prevent the milking of operating companies for undue advantage to the controlling holding companies...
Section 12 covers other intercompany transactions detrimental to operating companies"); 74th Cong. Com. Interstate Commerce, Hearings on S. 1725 (April 26-29, 1935), at 59 ("flat prohibition" of "upstream loans" applies to "public-utility companies"). Section 1(b) of the Act reflects this legislative history through its findings in subsections 1(b)(2) and 1(b)(3) of abusive transactions harmful to "subsidiary public-utility companies." Section 1(c) of the Act, in turn, directs the Commission to interpret the Act "to meet the problems and eliminate the evils as enumerated in this section." Southern Energy is neither a public utility operating company nor a sub-holding company.

Southern Energy derives no credit from the public utility subsidiaries of Southern.

         None of the purposes of the Act would be served by construing the prohibition of extensions of credit by subsidiaries of a registered holding company in favor of the holding company to prohibit Southern Energy from indemnifying Southern for claims arising from activities for which Southern Energy has accepted responsibility. Section 12(a) was implemented to prohibit "upstream loans" -- loans from an operating utility to its registered holding company. It was enacted to stop "the further milking of operating companies in the interest of controlling holding-company groups." 74th Congressional Committee Interstate Commerce, Hearings on S. 1725, at 59 (April 26-29, 1935). The indemnity by Southern Energy is not an "upstream loan" as conceived by the legislative history, therefore this is not the type of transaction that Section 12(a) was designed to prevent. The present Application is not a case of the holding company obtaining any type of financing from a public utility operating company or sub-holding company. It simply involves the reimbursement of Southern by Southern Energy for any claims caused by Southern Energy.

         In similar situations, the Commission has considered the substance of a transaction over its form.30 In Mississippi Valley Generating Company, supra, the Commission recognized that, even though the registered holding companies were the lead parties in the proposed transactions and the public utilities were providing financial support, effectively in a form of an indemnity, for the undertaking, in reality the public utilities were obligating themselves to

__________________________
30 In The Southern Company, HCAR No. 27134 (February 9, 2000), the Commission recently applied this principle in order to approve a financing subsidiary structured to permit Southern to engage in trust preferred and debt financing.

external parties, and the substance of the transaction therefore did not violate
Section 12(a):

                  It is proper under the Act for construction projects and operations to be planned and carried forward on a basis meeting the purposes of the system as a whole, and for the holding company to make contracts in furtherance of such coordinated operations with the intent that the operating aspects of such contracts shall be carried out by the system operating companies. The creation of the attendant reciprocal benefits and undertakings involved in such arrangements does not in our view automatically result in an indemnity of the holding company within the meaning of Section 12(a).

Mississippi Valley Generating Company, HCAR 12794 (1954) (text at footnotes 65-69, footnotes omitted) (emphasis supplied).

         Southern is not receiving an "extension of credit" or borrowing money raised on the credit of an operating subsidiary. Southern will merely receive reimbursement of any money paid by it to a third party from claims caused by Southern Energy. The indemnity provisions are typical of business unit distribution transactions.31

Rule 44

         Section 12 of the Act also prohibits the direct or indirect disposition of public utility assets or securities of public utilities without Commission approval. Southern Energy does not own or operate any public utility assets. Southern Energy owns a 1% equity interest in Mobile Energy Service Company, a public utility company that is pending reorganization. The shares have a book value of zero and a fair market value of zero. The indirect disposition is authorized under 17 C.F.R. ss. 250.44.

__________________________
31 See, e.g., the examples cited in fn. 22, supra.

Ancillary Services

         Southern proposes that the authority to provide the ancillary services provided herein shall expire in accordance with the terms of the Master Agreement and shall not extend beyond June 30, 2003, unless cause is shown through a supplemental application.32 Southern proposes to provide ancillary services on a wholly incidental basis and only as required to permit an orderly separation of the businesses without extraordinary losses or transition costs. To the extent Section 11 of the Act applies to this transaction, the wholly incidental nature of these services and the limitation of the authority to effectuating an economical divestiture of a non-public-utility business assures consistency with the applicable standards pertaining to the retention of interests in businesses other than integrated public utility operations only to the extent reasonably incidental or economically necessary to integrated public utility system operations.

Rule 54 Discussion

         The Distribution will result in Southern substantially decreasing its "aggregate investment" in EWGs and FUCOs and in Southern satisfying the conditions established by 17 C.F.R.ss.ss. 53(a) and (b). Southern currently has no "aggregate investment" in the FUCOs to be retained through NEWCO and currently owns no interests in EWGs or FUCOs other than through Southern Energy. To the extent the Southern consolidated tax sharing keep-well commitments referenced herein constitute "aggregate investment," Southern will incur an

_________________________
32 Southern is not seeking authorization to acquire any material interest in another business or to maintain any material operations other than energy-related services as currently authorized. Following the Distribution, Southern will principally provide engineering and technical services to Southern Energy through Solutions or any other Rule 58 subsidiary authorized to provide energy-related engineering and technical services to third parties. The costs associated with Southern Services providing support services (other than energy-related engineering and technical services) is estimated to be less than 1% of the annual billings of Southern Services. To the extent the Commission deems the transaction to be subject to Section 11 of the Act, Southern shows herein that it is consistent with the standards of the Act because it minimizes the costs incidental to divestiture of a non-public utility company business and therefore is both necessary and merely incidental to the operation of the integrated public utility system.

"aggregate investment" of $ 414 million in FUCOs as a result of the Distribution, substantially less than 50% of its consolidated retained earnings calculated in accordance with Rule 53. Other than these effects of the Distribution, the authority sought herein has no effect upon Southern's investment, direct or indirect, in EWGs or FUCOs. Southern anticipates a significant decrease in the services rendered to Southern Energy following the Offering and a further decrease following the Distribution. Southern will maintain compliance with all conditions of Rule 53 except to the extent Southern otherwise receives authority to invest the proceeds of its securities issuances in EWGs or FUCOs.33

Reporting

         As stated above, Southern proposes to continue to comply with the reporting requirements established by the 1996 Order on a Southern consolidated basis. Southern will include all services provided to Southern Energy prior to the Distribution within the calculation required by Rule 53(a)(3). After the Distribution, except for services rendered at market-based terms and conditions by NEWCO, Solutions or an equivalent Energy-Related subsidiary, Southern will include all services provided by it to Southern Energy within the calculation required by Rule 53(a).

Item 4.           Regulatory Approval

                  The Federal Energy Regulatory Commission may exercise jurisdiction to approve the Distribution as an indirect disposition of jurisdictional assets. A copy of an application to FERC will be filed by

_______________________
33 Southern is currently authorized to invest the proceeds of financings in EWGs and FUCOs up to an "aggregate investment" equal to 100% of consolidated retained earnings calculated in accordance with Rule 53.

amendment. No state commission and no other federal agency other than this Commission has jurisdiction over the transactions proposed herein.

Item 5.           Procedure

                  Applicants hereby request that the Commission's order be issued as soon as the rules allow. Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission, consent that the Division of the Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and request that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.           Exhibits and Financial Statements

         (a)      Exhibits

                  A        Not Applicable

                  B Master Separation and Distribution Agreement and Ancillary Agreements

                           B.1 Master Separation and Distribution Agreement (Designated in Registration No. 333-35390 as
                                    Exhibit 10.1)

                           B.2 Technology and Intellectual Property Ownership and License Agreement (Designated in Registration No. 333-35390 as Exhibit 10.4)

                           B.3 Employee Matters Agreement (Designated in Registration No. 333-35390 as Exhibit 10.6)

                           B.4 Tax Indemnification Agreement (Designated in Registration No. 333-35390 as Exhibit 10.7)

                           B.5 Transitional Services Agreement (Designated in Registration No. 333-35390 as Exhibit 10.2)

                           B.6      Confidential Disclosure Agreement
                                    (Designated in Registration No. 333-35390 as
                                    Exhibit 10.5)

                           B.7 Indemnification and Insurance Matters Agreement (Designated in Registration No. 333-35390 as Exhibit 10.3)

                           B.8      Form of Tax Benefits Allocation Keep Well
                                    Agreement

                           B.9      Form of Tax Benefits Allocation Keep Well
                                    Agreement

                  C.       Registration No. 333-35390

                           C.1      Registration No. 333-35390 (Filed
                                    Electronically April 21, 2000)

                           C.2      Amendment No. 1 to Registration No.
                                    333-35390 (Filed Electronically July 18,
                                    2000)

                  D.       (To Be Filed By Amendment)

                  E.       Not Applicable

                  F.       Opinion of Counsel (To be filed by amendment)

         (b)      Financial Statements (Not applicable)

Item 7.           Information as to Environmental Effects

         No other federal agency is preparing an environmental impact statement with respect to the proposed transactions. In light of the nature of the proposed transaction, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: July 27, 2000

                              THE SOUTHERN COMPANY

                              By: /s/Tommy Chisholm
                                   Tommy Chisholm
                                     Secretary

                              SOUTHERN ENERGY, INC.

                              By:  /s/Elizabeth B. Chandler
                                    Elizabeth B. Chandler
                                          Secretary

                              SOUTHERN ENERGY RESOURCES, INC.

                              By:  /s/Elizabeth B. Chandler
                                    Elizabeth B. Chandler
                                          Secretary